Exhibit 99.1

FOR IMMEDIATE RELEASE	February 16, 2007

NOVA Chemicals calls for end to CN rail strike

Pittsburgh, PA - NOVA Chemicals Corporation (NYSE, TSX: NCX) today called for Canadian government intervention to end the Canadian National Railway strike that is slowing the transportation of goods to and from its Canadian manufacturing facilities.

“Rail service is essential to the Canadian economy and the strike is beginning to impact our customers and our business,” said Chris Pappas, Chief Operating Officer of NOVA Chemicals.  “Since the two parties appear to be at an impasse, we believe it is time for the government to intervene on behalf of Canadian business.”

NOVA Chemicals is implementing the contingency plans it developed in preparation for the strike to meet customer demand. The company has reduced production at some of its Canadian manufacturing facilities as a precaution. If the strike is protracted and the company is required to substantially reduce production, the financial impact on NOVA Chemicals could be significant.

NOVA Chemicals produces plastics and chemicals that are essential to everyday life.  Our employees develop and manufacture materials for customers worldwide that produce consumer, industrial and packaging products. NOVA Chemicals works with a commitment to Responsible Care® to ensure effective health, safety, security and environmental stewardship.  Company shares are traded on the Toronto and New York stock exchanges as NCX.

Visit NOVA Chemicals on the Internet at www.novachemicals.com.

Media inquiries, please contact:

Greg Wilkinson – Vice President, Public Affairs

Tel: 412.490.4166

E-mail:  wilkinga@novachem.com

Investor Relations inquiries, please contact:

Chris Bezaire – Vice President, Investor Relations

Tel: 412.490.5070

E-mail: chris.bezaire@novachem.com

Forward-looking Information
The information in this news release contains forward-looking statements, including the statement that if the Canadian National Railway strike is protracted and the company is required to substantially reduce production, the potential financial impact on NOVA Chemicals could be significant. By their nature, forward-looking statements require NOVA Chemicals to make assumptions and are subject to inherent risks and uncertainties. There is significant risk that predictions, forecasts, conclusions and projections will not prove to be accurate, that NOVA Chemicals’ assumptions may not be correct and that actual results may differ materially from such predictions, forecasts, conclusions or projections. Some of the risks that could affect NOVA Chemicals’ future results and could cause results to differ materially from those expressed in the forward-looking statements include: uncertainties regarding commodity chemicals price levels (which depend, among other things, on supply and demand for these products, capacity utilization and substitution rates between these products and competing products); feedstock availability and prices; operating costs; starting up and operating facilities; the impact of competition; uncertainties associated with the North American, South American, European, and Asian economies and other risks detailed from time-to-time in the publicly filed disclosure documents and securities commissions reports of NOVA Chemicals. NOVA Chemicals’ forward-looking statements are expressly qualified in their entirety by this cautionary statement. In addition, the forward-looking statements are made only as of the date of this news release, and except as required by applicable law, NOVA Chemicals undertakes no obligation to publicly update these forward-looking statements to reflect new information, subsequent events or otherwise. Responsible Care® is a registered trademark of the Canadian Chemical Producers Association (CCPA) in Canada and is a registered service mark of the American Chemistry Council (ACC) in the United States.